

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2022

Seng Yeap Kok
Chief Executive Officer
Exsular Financial Group Inc.
Room 1105, 11/F Hip Kwan Commercial Bldg.
No. 38 Pitt St.
Yau Ma Tel, KLN, Hong Kong

> **Re: Exsular Financial Group Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed on January 28, 2022**
> **File No. 000-56219**

Dear Mr. Kok:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology